Exhibit 23(e)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2016, relating to the consolidated financial statements of Duke Energy Ohio, Inc. and subsidiaries (“Duke Energy Ohio”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes effective December 31, 2015, on a prospective basis, discussed in Note 22 to the consolidated financial statements)  appearing in the Annual Report on Form 10-K of Duke Energy Ohio, Inc. for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina

September 23, 2016